January 4, 2018


Minpei Zha
Golden Metropolis International Limited
278 Suxi Road
Binhu District, Wuxi
Jiangsu Province, People's Republic of China 214123

       Re:      Golden Metropolis International Limited
                Registration Statement on Form F-1
                Filed December 8, 2017
                File No. 333-221955

Dear Mr. Zha:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the registration statement includes a number of placeholders for non-430A information. For example, we note the placeholders related to: escrow information on the cover page and page7, identity of registered agent on page 7, tender/succession rate on page 9, identity of regulator on page 10, project completion span on page 10, customer and vendor information on pages 10 and 11, amount of outstanding bank loans on page
       11, identity of raw material on page 13, subcontracting information on page 14, and investments costs and number of accidents on page 15. Please include non-430A information in your next pre-effective amendment to the registration statement.

2. We note your reference to Qianzhan Industrial Research and other reports. Please tell us if any reports to which you refer were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.
 Minpei Zha
Golden Metropolis International Limited
January 4, 2018
Page 2

3. We note that you intend to effect a stock split prior to the close of your offering. To the extent that you intend to do this prior to effectiveness of the Form F-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 - 55-14 for the presentation of earnings/(loss) per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only a "to-be-issued"
       report can be presented due to a pending future event, your auditors should include a signed and dated preface to their "to-be-issued" report stating the reason for the "to-be-
       issued" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors' reports would need to be included in the filing prior to effectiveness. Refer to
Article 2-02 of
       Regulation S-X for guidance.

4. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, we note from page 77 that it appears that your CEO and CFO do not have accounting experience.

       For each person, please tell us:

               what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal controls;
               what relevant education and ongoing training he or she has had relating to U.S.
               GAAP;
               the nature of his or her contractual or other relationship to you;
               whether he or she holds and maintains any professional designations such as
               Certified Public Accountant (U.S.) or Certified Management Accountant; and
               about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If your Staff do not have sufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section.

Cover Page

5. Please include disclosure of your controlled company status on the prospectus cover page.
 Minpei Zha
Golden Metropolis International Limited
January 4, 2018
Page 3

Risk Factors, page 9
Risks Related to Our Business and Industry, page 9
Fluctuations in raw materials prices may adversely affect our profit margins, page 12

6. Please revise to identify some of the raw materials you use so that investors have better appreciation of the risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39
Results of Operations for the years ended December 31, 2016 and 2015, page 45

General

7. You reported bad debt recoveries of $1.1 million for the six months ended June 30, 2016.
       Based on the rollforward for your allowance for doubtful accounts on page F-19 it is not clear whether any bad debt expense or write-offs were recognized in the period. Given that these adjustments are material to net income please revise your filing to separately quantify in Note 3, and discuss in MD&A recoveries, write-off and additions to your allowance. Your discussion should address the specific events and circumstances that led to these material recoveries and how you determined that a decrease in the allowance for doubtful accounts was appropriate. Identify the specific factors, including changes in the aging of your receivables portfolio, that supported your assessment on the adequacy of the allowance. See Item 303(a)(3) of Regulation S-K and Section 501.04 of the
       Financial Reporting Codification for guidance. Please also provide these expanded disclosures for the June 30, 2017 period.

Revenues

8. We note that you had two projects over $100 million as of December 31, 2016, and one as of June 30, 2017. Please tell us whether the decline was due to a project being terminated or a decrease in contract price.

Results of Operations for the six months ended June 30, 2017 and 2016, page 47 Liquidity and Capital Resources, page 49

9. We note your risk factor on page 4 that if you continue experiencing an increase in accounts receivable without substantial collection, this could have a material adverse effect on your financial performance. We also note material changes in your bad debt provision account for the year ended December 31, 2016, and six months ended June 30,
       2017. Please revise your filing to disclose the aging of receivables at each balance sheet date, normal repayment terms, justification for modifications to repayment terms, the business purpose for the 6/30/17 note receivable, etc. The aging statistics should quantify the amount of receivables in the following categories: less than 90 days old; 91 to 180
 Minpei Zha
Golden Metropolis International Limited
January 4, 2018
Page 4

       days old; 181 to 365 days old; and over 365 days old. See Section
501.12.3 and 501.13 of
       the Financial Reporting Codification for guidance.

Industry in China, page 55

10. We note that you reference statistical data from 2005 to 2012. Please revise to reference more recent statistics.

Customers and Suppliers, page 68

11. We note your disclosure that you did not have any single client accounting for more than
       10% of your sales revenue or any supplier that accounted for more than 10% of your overall purchases. These disclosures appear inconsistent with your risk factor disclosures on page 11, which suggest that you had customers that represented more than 10% of your revenue sales and vendors that accounted for more than 10% of your purchases.
       Please advise or reconcile.

Management, page 77

12. We note your disclosure that your Chairman Mr. Zuoliang Zha is the father of your CEO
       Mr. Minpei Zha. Please revise your disclosure on page 77 that there is no family relationship among any of your directors or executive officers.

Controlled Company, page 79

13. Please disclose at the minimum and maximum range of your offering the percentage of shares that will be held by non-affiliates.

Principal Shareholders, page 83

14. Please revise this table to be consistent with disclosure elsewhere in your prospectus. For example, on page 6 and in footnote 3, you disclose that Wenhan Consulting owns 100%
       of the registrant's stock but they are not listed in the table as a beneficial owner. In addition, if Mr. Minpei Zha has dispositive voting power over the shares owned by
       Wenhan, he should also be reflected as a 100% beneficial owner in the table.

Description of Ordinary Shares, page 84

15. We note your disclosure that you are authorized to issue 50,000 Ordinary Shares of a single class. However, on pages 36 and 37 you reference two classes of Ordinary Shares.
       You disclose that there are 20,010,000 Class A Ordinary Shares and 11,900,000 shares of
       Class B Ordinary Shares issued and outstanding. Please advise. To the extent that there is more than one class of Ordinary Shares then please revise this section to describe the rights associated with each class of Ordinary Shares.
 Minpei Zha
Golden Metropolis International Limited
January 4, 2018
Page 5

16. Please also provide all the information required by Items 10.A and 10.B of Form 20-F.

People's Republic of China Enterprise Taxation, page 93

17. We note your statement that, "[i]f the PRC tax authorities subsequently determine that we or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity's global income will be subject to PRC income tax at a tax rate of 25%."
       Please remove the qualifications in this sentence and provide an opinion as to whether or not you will be considered as a PRC tax resident enterprise for PRC tax purposes and, accordingly, whether or not the income received by your overseas shareholders will be regarded as China-sourced income. If counsel is unable to provide a "will" opinion, please revise your disclosure to explain why counsel is unable to do so, and describe the degree of uncertainty in the opinion. For guidance, please refer to
Section III.C.4 of Staff
       Legal Bulletin No.19.

Note 3   Accounts Receivable, page F-19

18. Please revise your filing to separately present additions, write-offs and recoveries on your allowance for doubtful accounts rollforward. This comment also applies to your interim disclosure. Refer to Rule 12-09 of Regulation S-X for guidance.

19. Please explain why you have included foreign exchange translation on your allowance for doubtful accounts rollforward. Please reference authoritative literature as part of your response.

Condensed Consolidated Statements of Cash Flows, F-30.

20. Please tell us whether you use the direct or allowance method to account for bad debts, as it appears that you use the allowance method based on your accounting policy on page 43 for accounts receivable. If you use the allowance method please tell us why you have a non-cash adjusting entry for recovery of impairment charges.

Exhibits

21. Please re-file exhibits 3.1 and 3.2 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure
       Interpretation 118.01.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Minpei Zha
Golden Metropolis International Limited
January 4, 2018
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202)
551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction